FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

(i) The Agenda for STMicroelectronics' March 27, 2002 Annual General Meeting of Shareholders;

(ii)  Proposed Resolutions for the Annual General Meeting of Shareholders, and

(iii) Proxy Appointment and Voting Instruction Card.

                                     AGENDA

================================================================================
                     Annual General Meeting of Shareholders
      of STMicroelectronics N.V., established in Amsterdam, the Netherlands to be held on March 27, 2002 at 11:00 a.m.
    at Hotel The Grand, Oudezijds Voorburgwal 197, Amsterdam, the Netherlands
================================================================================


1.       Call to order and opening.
2.       Report of the Managing Board on the 2001 financial year.
3.       Report of the Supervisory Board on the 2001 financial year.
4.       a.    Adoption of the annual accounts for the 2001 financial year;
         b.    Allocation of profits; and
         c.    Discharge of the members of the Managing Board and of the
               Supervisory Board.
5.       Reappointment of the sole member of the Managing Board.
6.       Reappointment of the members of the Supervisory Board.
7.       Reappointment of the Auditors.
8.       Amendment of the Articles of Association.
         a.    Modification of Art. 4.5 with respect to quorum requirements in the event of limitation or exclusion of pre-emptive rights on issuance of new shares;
         b.    Modification of Art. 20.2 concerning delegation of certain powers by the Supervisory Board to committees made up of Supervisory
               Board members;
         c.    Other amendments of an administrative or clerical nature to clarify and update the articles in line with Dutch law; and
         d.    Authorization to De Brauw Blackstone Westbroek N.V. to execute the deed of amendment.
9. Compensation of the members of the Supervisory Board and approval of the new Stock Option Plan for members and professionals of the Supervisory Board.
10. Delegation to the Supervisory Board for five years to issue new common or preference shares and to limit or exclude existing shareholders' pre-emptive rights.
11. Information on the modification of the option agreement concerning the reduction from 33% to 30% of the threshold required for the exercise of the option on preference shares.
12.      Question time.
13.      Close.

Copies of the annual accounts, the report of the Supervisory Board, the report of the Managing Board and other information included pursuant to law, the draft deed of amendment of the articles of association (as well as an unofficial English translation thereof), the proposed resolutions and the personal data of the proposed member of the Managing Board and the proposed members of the Supervisory Board as referred to in Section 2:142,


                                                                               a
subsection 3 of the Dutch Civil Code will be deposited for inspection by the shareholders and other persons entitled to attend the meeting at the offices of the Company in Amsterdam (Strawinskylaan 1725, 17th floor, 1077 XX Amsterdam, the Netherlands), at the offices of Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands), at the offices of Credit Agricole Indosuez (Service Financier, 9, quai du President Paul-Doumer, 92920 La Defence Cedex), at the offices of the Company in New York (Corporate Information Office, 780 Third Avenue, 9th Floor, New York, New York 10017, United States of America) and at the offices of Banca Commerciale Italiana S.p.A. (Centro Amministrativo Elettronico, Via Langhirano 1, CAP 43100 Parma, Italy) as of March 5, 2002 up to and including the date of the meeting. The documents are also available on the Company's internet site [www.st.com].

                              Proposed resolutions
    for the Annual General Meeting of Shareholders of STMicroelectronics N.V.
                    to be held on March 27, 2002 in Amsterdam


Agenda item 4    -    Resolution 1
-------------

a. The Supervisory Board proposes to adopt the annual accounts for the financial year 2001, as drawn up by the Managing Board, examined and audited by the auditors PricewaterhouseCoopers N.V.
b. The Supervisory Board proposes - following the proposal of the Managing Board - to distribute a dividend in cash of US$ 0.04 per share.
c. The Supervisory Board proposes to discharge the Managing Board for its management and the Supervisory Board for its supervision during the financial year 2001.

Agenda item 5    -    Resolution 2
-------------

The Supervisory Board proposes to reappoint Mr Pasquale Pistorio effective as of March 27, 2002 and with the term of office expiring at the end of the Annual General Meeting of Shareholders to be held in the year 2005.

Agenda item 6    -    Resolution 4
-------------

The Supervisory Board proposes to reappoint each of the present members of the Supervisory Board (being Messrs Bruno Steve, Remy Dullieux, Jean Pierre Noblanc, Alessandro Ovi, Robert Marshall White, Riccardo Gallo, Tom de Waard, Francis Gavois and Douglas John Dunn) effective as of March 27, 2002 and with the term of office expiring at the end of the Annual General Meeting of Shareholders to be held in the year 2005.

Agenda item 7    -    Resolution 3
-------------

The Supervisory Board proposes to reappoint PricewaterhouseCoopers N.V. as the auditors of the Company effective as of March 27, 2002 and with the term of office expiring at the end of the Annual General Meeting of Shareholders to be held in the year 2005.

                                                                               a

Agenda item 8    -    Resolution 5
-------------

The Supervisory Board proposes to amend the articles of association of the Company in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated February 25, 2002 (Dutch wording) and to authorise any and all lawyers practising with De Brauw Blackstone Westbroek N.V. to apply to the Ministry of Justice for the required declaration of no-objection with respect to the aforementioned draft deed of amendment of the articles of association, to change such draft as may be necessary to obtain such declaration as well as to execute the notarial deed of amendment. Following are proposed amendments:

         a. Modification of Art. 4.5 with respect to quorum requirements in the event of limitation or exclusion of pre-emptive rights on issuance of new shares;
         b. Modification of Art. 20.2 concerning delegation of certain powers by the Supervisory Board to committees made up of Supervisory Board members;
         c. Other amendments of an administrative or clerical nature to clarify and update the articles in line with Dutch law; and
         d. Authorization to De Brauw Blackstone Westbroek N.V. to execute the deed of amendment.

Agenda item 9    -    Resolution 6
-------------

The Supervisory Board proposes: (i) to maintain the remuneration of each of the President and the Vice President of the Supervisory Board at US$45,000 per annum, to maintain the remuneration of each of the other Supervisory Board members (except for the President of the Audit Committee) at US$30,000 per annum, to increase the remuneration of the President of the Audit Committee with US$10,000 to US$50,000 per annum, to increase the remuneration of each of the members of the audit committee (except for the President of the Audit Committee) with US$10,000 per annum, to increase the remuneration of each of the members of the Compensation Committee with US$5,000 per annum and to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at US$2,000, with the understanding however that in case of attendance of such a meeting by telephone or videoconference the attendance fee per such meeting shall be US$500 and (ii) to approve the new 3 year Stock Option Plan for members and professionals of the Supervisory Board, which will become effective as per March 28, 2002 and pursuant to which each member of the Supervisory Board can be granted 12,000 options per year and each professional of the Supervisory Board can be granted 6,000 options per year, which options can be exercised during a period of ten years and in respect of which the exercise price shall be equal to the stock price at the date of grant.

                                       2                                       a

Agenda item 10    -    Resolution 7
--------------

The Supervisory Board proposes to designate the Supervisory Board as the corporate body authorised to resolve upon issuance of any number of ordinary shares and/or preference shares as comprised in the authorised share capital, upon the terms and conditions of an issuance of shares, upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares and upon the granting of rights to subscribe for ordinary shares and/or preference shares, all for a period of five years as of March 27, 2002.

                                       3                                       a

                                                     DETACH PROXY CARD HERE
------------------------------------------------------------------------------------------------------------------------------------
|_|  Mark, Sign, Date and Return               |X|
     the Proxy Card Promptly                    -
     Using the Enclosed Envelope.       Votes must be indicated
                                        (x) in Black or Blue ink.


RESOLUTIONS                         FOR AGAINST                                  FOR AGAINST                            FOR  AGAINST

1. a. Adoption of the annual        |_|   |_|   4. Reappointment of the          |_|   |_|   6. Compensation of the     |_|   |_|
      accounts for the 2001                        Auditors.                                    members of the
      financial year                                                                            Supervisory Board and
                                                5. Amendment of the Articles of                 approval of the new
   b. Allocation of profits; and    |_|   |_|      Association.                                 Stock Option Plan for
                                                                                                members and
   c. Discharge of the members of   |_|   |_|      a. Modification of Art. 4.5   |_|   |_|      professionals of the
      the Managing Board and of the                   with respect to quorum                    Supervisory Board.
      Supervisory Board.                              requirements in the event
                                                      of limitation or exclusion             7. Delegation to the       |_|   |_|
2. Reappointment of the sole member |_|   |_|         of pre-emptive rights on                  Supervisory Board for
   of the Managing Board.                             issuance of new shares;                   five years to issue new
                                                                                                common or preference
3. Reappointment of the members of  |_|   |_|      b. Modification of Art. 20.2  |_|   |_|      shares and to limit or
   the Supervisory Board.                             concerning delegation of                  exclude existing
                                                      certain powers by the                     shareholders'
                                                      Supervisory Board to                      pre-emptive rights.
                                                      committees made up of
                                                      Supervisory Board members;

                                                   c. Other amendments of an     |_|   |_|
                                                      administrative or clerical
                                                      nature to clarify and
                                                      update the articles in
                                                      line with Dutch law; and

                                                   d. Authorization of De Brauw  |_|   |_|
                                                      Blackstone Westbroek N.V.
                                                      to execute the deed of
                                                      amendment.

                                                              -----------------------------------------------------------
                                                                                     SCAN LINE
                                                              -----------------------------------------------------------

                                                                  The Voting Instruction must be signed by the
                                                                  person in whose name the relevant receipt is
                                                                  registered on the books of the Depositary. In
                                                                  the case of a Corporation, the Voting
                                                                  Instruction must be executed by a duly
                                                                  authorized Officer or Attorney. In the case of
                                                                  joint holders, the signature of any one will
                                                                  suffice.

                                                              Date     Share Owner sign here      Co-Owner sign here
                                                              ------------------------------      -------------------------

                                                              ------------------------------      -------------------------

                             STMicroelectronics N.V.

                  Proxy Appointment and Voting Instruction Card

     (Must be presented at the meeting or received by mail prior to 12:00 pm
                   (eastern standard time) on March 25, 2002)

         The undersigned registered holder of Shares of New York Registry (each representing one Common Share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints ______________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on March 27, 2002 and, in general, to exercise all rights the undersigned could exercise in respect of such Common Shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Common Shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on February 25, 2002, at such Meeting in respect of the resolutions specified on the reverse side hereof.


NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.



                                        STMicroelectronics N.V.
                                        P.O. BOX 11473
                                        NEW YORK, N.Y. 10203-0473

To change your address, please mark this box.   |_|

To include any comments, please mark this box.  |_|

 Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer